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New York, NY 10019-6099
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Fax: 212 728 8111

November 24, 2010

VIA EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BlackRock Funds II- BlackRock Global Dividend Income Portfolio File Nos. 333-142592 and 811-22061 Post-Effective Amendment No. 37

Dear Mr. Ganley:

     On behalf of BlackRock Funds II (the “Registrant”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 37 under the Securities Act and No. 38 under the 1940 Act (the “Amendment”), to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Global Dividend Income Portfolio (formerly, the BlackRock Income Builder Portfolio) and the BlackRock Income Portfolio (the “Funds”).

     The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on November 24, 2010.

     The Amendment is being filed for the purpose of updating the Funds’ financial statements and other information and to make other non-material changes, as specified in Rule 485(b)(1). We have reviewed the Amendment and represent that it does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

     The Amendment also contains the Registrant’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 8, 2010, regarding Post-Effective Amendment No. 33 to the Registrant’s Registration Statement filed with the Commission on September 23, 2010 with respect to the BlackRock Global Dividend Income Portfolio. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with

NEW YORK WASHINGTON, DC PARIS LONDON MILAN ROME FRANKFURT BRUSSE LS

November 24, 2010

representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the BlackRock Global Dividend Income Portfolio.

Comment 1:	Fund Overview - Fee Table: Please delete footnote 1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:

The Registrant respectfully declines to delete footnote 1 to the Fee Table. The Registrant refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033- 53399 and 811-07171, which outlines the Registrant’s responses to the Staff’s prior comments and discusses the Registrant’s rationale for not deleting footnote 1 to the Fee Table.

Comment 2:	Fund Overview - Fee Table: Please consolidate footnotes 4 and 5 into one combined footnote.

Response:	The requested change has been made.

Comment 3:	Fund Overview - Fee Table: The Staff notes that footnote 6 is long and difficult to read. Consider breaking the footnote up by share class or including tables.

Response:	The requested change has been made as discussed with the Staff.

Comment 4:	Fund Overview - Principal Investment Strategies of the Fund: The 40% policy to invest in foreign securities in the first sentence of the first paragraph is inconsistent with the 40% policy to invest in foreign securities in the fourth paragraph. Please revise the disclosure accordingly.

Response:

The requested changes have been made.

The first sentence of the first paragraph has been revised as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets in dividend-paying equity securities and at least 40% of its assets outside of the U.S. (unless market conditions are not deemed favorable by Fund management, in which case the Fund would invest at least 30% of is assets outside of the U.S.).

The Registrant has revised the disclosure of the 40% policy in the fourth paragraph to state that “at least” 40% of the Fund’s total assets will be invested in foreign securities.

November 24, 2010

Comment 5:

Fund Overview - Principal Investment Strategies of the Fund: Please disclose any specific strategies with respect to the size of companies that Fund management expects to invest. If the Fund is going to invest primarily in equity securities of large capitalization companies, please add disclosure to that effect.

Response:	The request changed has been made. The Registrant has added the following disclosure to the first paragraph.

The Fund may invest in securities of companies of any market capitalization, but intends to invest primarily in securities of large capitalization companies.

Comment 6:	Fund Overview - Principal Investment Strategies of the Fund: Please provide an example of what a supranational entity is as a parenthetical.

Response:	The request changed has been made.

Comment 7:	Fund Overview - Principal Investment Strategies of the Fund: Please provide a maturity policy for the Fund’s fixed income investments.

Response:	The request changed has been made. The Registrant has added the following disclosure to the end of the second paragraph:

The Fund may invest in fixed-income securities of any duration or maturity.

Comment 8:

Fund Overview - Principal Risks of Investing in the Fund: Please consider whether any changes need to be made to the derivatives disclosure in light of the Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Securities and Exchange Commission (July 30, 2010). The Staff notes that the Registrant should assess the accuracy and completeness of its disclosure, including whether the disclosure is presented in an understandable manner using plain English.

Response:	The Registrant has reviewed the disclosure and believes that the derivatives disclosure is accurate and complete and is presented in plain English.

Comment 9:	Fund Overview - Principal Risks of Investing in the Fund: Consider summarizing further the risk disclosure.

Response:

The Registrant respectfully declines to make the requested change. The Registrant believes that the disclosure in the Fund Overview section is necessary and appropriate to adequately disclose the principal risk factors of the Fund. The Registrant believes that the principal risks in the Fund Overview section in response to Item 4 of Form N-1A are generally summaries of the principal risks in the Details about the Fund section in response to Item 9 of Form N-1A.

November 24, 2010

Comment 10:	Details about the Fund. Please make all applicable conforming changes to the principal investment strategies and the principal investment risks.

Response:	The requested changes have been made. The Registrant has made all applicable changes to the principal investment strategies and the principal investment risks in the Details about the Fund section.

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     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

     Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Jack Cohen

Jack Cohen

cc:	Ben Archibald, Esq. Aaron Wasserman, Esq.
Maria Gattuso, Esq.